UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

January 27, 2023

Date of Report (Date of earliest event reported)

Mountain Crest Acquisition Corp. V

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41062	86-1768041
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 West 43rd Street, 12th Floor New York, NY	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 493 6558

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MCAG	The Nasdaq Stock Market LLC
Rights	MCAGR	The Nasdaq Stock Market LLC
Units	MCAGU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on October 19, 2022, Mountain Crest Acquisition Corp. V, a Delaware corporation (“SPAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with AUM Biosciences Pte. Ltd., a private company limited by shares incorporated in Singapore, with company registration number 201810204D (the “Company”). Pursuant to the terms of the Business Combination Agreement, the Company agreed to cause the incorporation of a Cayman Islands exempted company (“Holdco”). Holdco upon incorporation would form a private company limited by shares incorporated in Singapore as a direct wholly-owned subsidiary of Holdco (“Amalgamation Sub”) and a Delaware corporation as a direct wholly-owned subsidiary of Holdco (“Merger Sub” and, together with Holdco and Amalgamation Sub, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”). Each Acquisition Entity upon formation would become a party to the Business Combination Agreement as if a party on the date of execution thereof by signing a joinder agreement. Amalgamation Sub will amalgamate with and into the Company, with the Company continuing as the surviving corporation of the amalgamation and a direct wholly-owned subsidiary of Holdco (the “Amalgamation”), and following confirmation of the effective filing of the Amalgamation but on the same day, Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity and a direct wholly-owned subsidiary of Holdco (the “SPAC Merger,” and together with the Amalgamation, the “Business Combination”). Following the Business Combination, Holdco will be a publicly traded holding company listed on a national stock exchange in the United States. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

On October 28, 2022, the Company caused AUM Biosciences Limited to be incorporated, as a Cayman Islands exempted company to be Holdco under the Business Combination Agreement. On November 1, 2022, Holdco formed AUM Biosciences Subsidiary Pte. Ltd., as a direct wholly-owned subsidiary and a private company limited by shares incorporated in Singapore, with company registration number 202238778Z to be Amalgamation Sub under the Business Combination Agreement. On December 1, 2022, Holdco formed AUM Biosciences Delaware Merger Sub, Inc., as a direct wholly-owned subsidiary and a Delaware corporation to be Merger Sub under the Business Combination Agreement. On January 27, 2023, SPAC, the Company, AUM Biosciences Limited, AUM Biosciences Subsidiary Pte. Ltd. and AUM Biosciences Delaware Merger Sub, Inc. entered into a joinder agreement to the Business Combination Agreement (the “Joinder Agreement”), that expressly amended and modified the Business Combination Agreement, by admitting AUM Biosciences Limited, AUM Biosciences Subsidiary Pte. Ltd. and AUM Biosciences Delaware Merger Sub, Inc. as parties to the Business Combination Agreement and fully binding them to all of the covenants, terms, representation, warranties, rights, obligations and conditions of the Business Combination Agreement applicable to such party as though an original party thereto.

The foregoing summary of the Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Joinder Amendment which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

IMPORTANT NOTICES

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between SPAC and the Company. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, SPAC and the Company intend to cause Holdco to file relevant materials with the SEC, including a registration statement on Form F-4 (as amended, the “F-4 Registration Statement”), which will include a proxy statement/prospectus. The proxy statement/prospectus will be sent to all SPAC stockholders. SPAC and Holdco will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SPAC are urged to read the F-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC through the website maintained by the SEC at www.sec.gov or by directing a request to SPAC to 311 West 43rd Street, 12th Floor, New York, NY 10036 or via email at sliu@mcacquisition.com.

Participants in the Solicitation

SPAC, Holdco and the Company, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC, Holdco or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. SPAC’s and the Company’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, SPAC’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SPAC’s and the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against SPAC and the Company following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of SPAC and the Company, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the impact of the COVID-19 pandemic on the Company’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of Holdco’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that SPAC or the Company may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to the Company; (13) risks related to the organic and inorganic growth of the Company’s business and the timing of expected business milestones; (14) the amount of redemption requests made by SPAC’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of SPAC for its initial public offering and the F-4 Registration Statement relating to the proposed business combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the SEC. SPAC cautions that the foregoing list of factors is not exclusive. SPAC and the Company caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SPAC and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Joinder Agreement, dated as of January 27, 2023, by and between Mountain Crest Acquisition Corp. V, AUM Biosciences Pte. Ltd., AUM Biosciences Limited, AUM Biosciences Subsidiary Pte. Ltd. and AUM Biosciences Delaware Merger Sub, Inc.
104	Cover Page Interactive Data File (formatted as inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 30, 2023

MOUNTAIN CREST ACQUISITION CORP. V

By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer

4